MAP PHARMACEUTICALS, INC.

2400 Bayshore Parkway, Suite 200

Mountain View, CA 94043

April 14, 2010

VIA FACSIMILE AND EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Riedler, Assistant Director
Jennifer Riegel

Re:	MAP Pharmaceuticals, Inc. Registration Statement on Form S-3
File No. 333-164894

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (No. 333-164894), as amended by Amendment No. 1 to Form S-3 filed on March 9, 2010 (the “Registration Statement”) of MAP Pharmaceuticals, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Daylight Time, on April 16, 2010, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Greg Chin at (650) 463-3078.

The Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

April 14, 2010

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Greg Chin at (650) 463-3078 if you have any questions regarding this request.

Very truly yours,

/s/ Christopher Y. Chai
Christopher Y. Chai
Chief Financial Officer

cc:	Timothy S. Nelson, MAP Pharmaceuticals, Inc.
Patrick Pohlen, Latham & Watkins LLP
Greg Chin, Latham & Watkins LLP